VMH Videomoviehouse.com Inc.
#14 - 34368 Manufacturers Way
Abbotsford, BC V2S 7M1

March 21, 2005

United States
Securities and Exchange Commission
Washington, D.C. 20549

Attention: Michael Fay Branch Chief

In response to your letter of March 3, 20005 the following is our response.

The following disclosures will be included or expanded in the 10QSB for the period ended March 31, 2005:

1.	Accounting for deferred officers' salaries.
2.	An explanation of the sub-distributor relationship with Amazon.com and Half.com and the related accounting for revenue and sales made through this relationship.
3.	Accounting for consideration given to sales made through third parties.
4.	Accounting for our money back guarantee.
5.	Accounting for "charge backs" issued by credit card processors for sales paid by credit card that are uncollected by the processors.
6.	Disclosure of expenses or charges against net revenue.

7. The reason for our increased sales is due to several changes put into place by management. We have introduced new shipping and receiving procedures that allow staff to handle a larger number of outgoing orders and to receive new inventory in a more streamline manner.

We changed to a new supplier as our main source of products which has resulted in a better fulfillment rate and more on time deliveries. We have access to a greater number of products and most importantly a larger 30 day line or credit.

Training and updating staff's knowledge and use of our own proprietary programs has significantly increased overall productivity.
We are expecting our sales to continue to grow at a significant rate in 2005.

8. The changes in our profit margin can be put down to the strength in the Canadian dollar. We purchase our goods in Canadian funds and a strong American dollar helps us to increase profit margins. When the Canadian dollar increases in value our profit margins are lower. We have also changed our product mix, previously the demand for VHS tapes was still strong and a higher profit margin was gained from there sale. As demand for VHS decreased and DVD increased or profit margins where affected.

We are addressing our margins and looking to new markets in Europe and increasing our sales exposure in the Canadian marketplace with a view of bringing more stability to our profit margins.

2.

We also confirm as per your request that management is responsible for the adequacy and accuracy of the disclosures in the filings:
Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings: and we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Steve Gaspar
Steve Gaspar, President/CEO

cc: Conrad Lysiak